

September 29, 2014

Via E-mail
Joseph Sparacio
Executive Vice-President and
Chief Financial Officer
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario, Canada L5K 1B1

    Re: **IMAX Corporation**
          Form 10-K for the Fiscal Year Ended December 31, 2013
          Filed February 20, 2014
          File No. 001-35066

Dear Mr. Sparacio:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Brian Cascio

                Brian Cascio
                Accounting Branch Chief